Filed by Right Management Consultants, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
Subject Company: Right Management Consultants, Inc.
Commission File No. 001-31534

Right Management Consultants Acquires
Career Transition and Executive Development Business
From Manchester, Inc.

Philadelphia, PA, USA, December 16, 2003 – Right Management Consultants, Inc. (NYSE: RHT) announced today that it has acquired substantially all the assets of Manchester, Inc.’s career transition and executive development business with 16 offices stretching from Boston to Atlanta. The purchase price consisted of cash of $8.0 million. Manchester operated as a business unit of MPS Group (NYSE: MPS) and generated revenue of $17.7 million for the nine months ended September 30, 2003. Right financed the purchase through borrowings under the revolver loan portion of its existing credit facility.

Right’s Chairman and Chief Executive Officer Richard Pinola said, “We are very pleased to have Manchester joining forces with Right’s worldwide network of operations. This acquisition brings high quality people and many years of valuable experience and expertise in the career transition and executive development business to Right. Manchester has a great reputation and an impressive list of very loyal and long-time clients. We look forward to working together and partnering to provide excellent services for the clients Manchester serves.”

Peter D. Clark, President of Manchester, said, “We are excited to become part of Right’s worldwide organization. This will enhance the services that can be provided to our clients, giving them access to additional resources, including technology, a global platform, and consulting expertise.”

About Right Management Consultants

Right Management Consultants, Inc. is the world’s leading career transition and organizational consulting firm. It offers services to corporations of all sizes through a global network of more than 300 service locations and the Internet. The company is a worldwide leader in customized career transition solutions and also offers a wide range of organizational consulting services, including talent management, leadership development, and organizational performance services. In combination, the two lines of business enable Right to help businesses manage the entire lifecycle of their employees.

On December 10, Right announced it had entered into an agreement to be acquired by Manpower Inc., a leader in the global staffing industry. Completion of this pending acquisition is expected in the first quarter of 2004, after which Right Management Consultants will function as a stand-alone entity, under the direction of current CEO, Richard Pinola, continuing to provide the career transition and organizational consulting services it now provides.

Additional Information

Manpower intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Right intends to file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Manpower expects to mail a Prospectus/Offer to Exchange and related offer materials to shareholders of Right, and Right expects to mail a Schedule 14D-9 to its shareholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Manpower with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Manpower’s website at www.investor.manpower.com. Documents filed by Right with the SEC may be obtained without charge at the SEC’s website and at Right’s website at www.right.com.

In addition to the Registration Statement on S-4, Schedule TO, Prospectus/Offer to Exchange and Schedule 14D-9, Right and Manpower file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Right or Manpower at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission’s other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Right and Manpower filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

Cautionary Statement

Certain statements in this memo are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the timing and expected completion and benefits of the Manpower acquisition of Right. These statements are subject to a number of risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Contact: G. Lee Bohs, EVP Corporate Development
Right Management Consultants, Inc.
1-215-988-1588
Lee.bohs@right.com

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